                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                                   Memsic Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    586264103
                                 (CUSIP Number)

                                November 30, 2009
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 586264103

--------------------------------------------------------------------------------
1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Ameriprise Financial, Inc.
     IRS No. 13-3180631
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                        (b) [X]*

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               5)   Sole Voting Power
                    -0-
  NUMBER OF    -----------------------------------------------------------------
   SHARES      6)   Shared Voting Power
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       7)   Sole Dispositive Power
  REPORTING         -0-
   PERSON      -----------------------------------------------------------------
    WITH       8)   Shared Dispositive Power
                    2,439,750
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,439,750
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     Not Applicable
--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount In Row (9)
     10.27%
--------------------------------------------------------------------------------
12)  Type of Reporting Person
     CO
--------------------------------------------------------------------------------

CUSIP NO. 586264103

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     RiverSource Investments, LLC
     IRS No. 41-1533211
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group
                                                                        (a) [ ]
                                                                        (b) [X]*

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization
     Minnesota
--------------------------------------------------------------------------------
               5)   Sole Voting Power
                    -0-
  NUMBER OF    -----------------------------------------------------------------
   SHARES      6)   Shared Voting Power
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       7)   Sole Dispositive Power
  REPORTING         -0-
   PERSON      -----------------------------------------------------------------
    WITH       8)   Shared Dispositive Power
                    2,439,750
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,439,750
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     Not Applicable
--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount In Row (9)
     10.27%
--------------------------------------------------------------------------------
12)  Type of Reporting Person
     IA
--------------------------------------------------------------------------------

CUSIP NO. 586264103

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Seligman Spectrum Focus Fund
     IRS No. 98-0498128
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                        (b) [X]*

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization
     Maryland
--------------------------------------------------------------------------------
               5)   Sole Voting Power
                    2,359,950
  NUMBER OF    -----------------------------------------------------------------
   SHARES      6)   Shared Voting Power
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       7)   Sole Dispositive Power
  REPORTING         -0-
   PERSON      -----------------------------------------------------------------
    WITH       8)   Shared Dispositive Power
                    2,359,950
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,359,950
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     Not Applicable
--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount In Row (9)
     9.93%
--------------------------------------------------------------------------------
12)  Type of Reporting Person
     IV
--------------------------------------------------------------------------------

1(a)   Name of Issuer:                         Memsic Inc.

1(b)   Address of Issuer's Principal           One Tech Drive Suite 325
       Executive Offices:                      Andover, MA 01810


2(a)   Name of Person Filing:                  (a) Ameriprise Financial, Inc.
                                                   ("AFI")
                                               (b) RiverSource Investments, LLC
                                                   ("RvS")
                                               (c) Seligman Spectrum Focus Fund.
                                                   ("Focus Fund")

2(b)   Address of Principal Business Office:

                                               c/o Ameriprise Financial, Inc.
                                               145 Ameriprise Financial Center
                                               Minneapolis, MN 55474

2(c)   Citizenship:                            (a) Delaware
                                               (b) Minnesota
                                               (c) Maryland

2(d)   Title of Class of Securities:           Common Stock

2(e)   Cusip Number:                           586264103

3      Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

       (a) Ameriprise Financial, Inc.

           A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G).
           (Note: See Item 7)

       (b) RiverSource Investments, LLC

           An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

       (c) Seligman Spectrum Focus Fund, Inc.

           An investment company registered under Section 8 of the Investment
           Company Act of 1940.

4 Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

       RvS, as an investment adviser to the Focus Fund, may be deemed to beneficially own the shares reported herein by the Focus Fund.
       Accordingly, the shares reported herein by RvS include those shares separately reported herein by the Focus Fund.

       AFI, as the parent company of RvS, may be deemed to beneficially own the shares reported herein by RvS. Accordingly, the shares reported herein by AFI include those shares separately reported herein by RvS.

       Each of Ameriprise Financial, Inc. and RiverSource Investments, LLC, and the subsidiaries identified on the attached Exhibit I, disclaims beneficial ownership of any shares reported on this Schedule.

5      Ownership of 5% or Less of a Class: Not Applicable

6 Ownership of more than 5% on Behalf of Another Person: The clients of RiverSource Investments, LLC, a registered investment adviser, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares included on this Schedule. As of November 30, 2009, only the Focus Fund, a registered investment company, owned shares of more than 5% of the class of securities reported herein. Any remaining shares reported herein by RvS are owned by various other accounts managed by RvS on a discretionary basis. To the best of RvS's knowledge, none of these other accounts own more than 5% of the outstanding shares.

7      Identification and Classification of the Subsidiary Which Acquired the
       Security Being Reported on by the Parent Holding Company:

       AFI: See Exhibit I

8      Identification and Classification of Members of the Group:

                                 Not Applicable

9      Notice of Dissolution of Group:

                                 Not Applicable

10     Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2009

                                        Ameriprise Financial, Inc.


                                        By /s/ Wade M. Voigt
                                           -------------------------------------
                                        Name: Wade M. Voigt
                                        Title: Director - Fund Administration

                                        Contact Information
                                        Wade M. Voigt
                                        Director - Fund Administration
                                        Telephone: (612) 671-5682

                                  Exhibit Index

Exhibit I Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II   Joint Filing Agreement

                                    Exhibit I

                                       to

                                  Schedule 13G

Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries is as follows:

Investment Company - RiverSource Funds and Seligman Funds, comprised of investment companies registered under section 8 of the Investment Company Act of 1940

Investment Adviser - RiverSource Investments, LLC, is investment adviser registered under section 203 of the Investment Advisers Act of 1940.

                                   Exhibit II

                                       to

                                  Schedule 13G

                             Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated December 10, 2009 in connection with their beneficial ownership of Memsic Inc. Each of Seligman Spectrum Focus Fund, Inc. and RiverSource Investments, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.


By: /s/ Wade M. Voigt
    ---------------------------------
    Wade M. Voigt
    Director - Fund Administration


Seligman Spectrum Focus Fund, Inc.


By: /s/ Scott R. Plummer
    ---------------------------------
    Scott R. Plummer
    General Counsel


RiverSource Investments, LLC


By: /s/ Amy Johnson
    ---------------------------------
    Amy Johnson
    Chief Administrative Officer